UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington,D.C. 20549
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13 a -16 OR 15 d -16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number 1-15242

DEUTSCHE BANK CORPORATION
(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60325 Frankfurt am Main
Germany
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Explanatory note

On February 4, 2021, Deutsche Bank AG published its Media Release, Analyst Conference Presentation, Annual Media Conference Presentation and Financial Data Supplement. For non-U.S. purposes, Deutsche Bank AG publishes such documents setting forth results prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union, including, from 2020, application of portfolio fair value hedge accounting for non-maturing deposits and fixed rate mortgages with pre-payment options (“EU IFRS”, using the “EU carve-out”). These documents prepared using EU IFRS are attached as Exhibits 99.1 through 99.4 hereto.

For U.S. reporting purposes, Deutsche Bank AG also prepares versions of its Media Release and Financial Data Supplement prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB), which does not permit use of the EU carve-out (“IASB IFRS”), but which is otherwise the same as EU IFRS. The Media Release and Financial Data Supplement prepared using IASB IFRS are attached as Exhibits 99.5 and 99.6 hereto.

For the three-month period ended December 31, 2020, application of the EU carve-out had a negative impact of 48 million euros on profit before taxes and of 26 million euros on profit. For the full-year, 2020, application of the EU carve-out had a positive impact of 18 million euros on profit before taxes and of 12 million euros on profit post taxes. The Group’s regulatory capital and ratios thereof are also reported on the basis of the EU carve out version of IAS 39, including in its IASB IFRS reports. The impact on profit also impacts the calculation of the CET1 capital ratio and had a positive impact of less than 1 basis point as of December 31, 2020. In any given period, the net effect of the EU carve-out can be positive or negative, depending on the fair market value changes in the positions being hedged and the hedging instruments.

This Report on Form 6-K contains the following exhibits:

Exhibit 99.1 : Deutsche Bank AG’s Media Release, dated February 4, 2021, announcing its preliminary results for the quarter and year ended December 31, 2020 (EU IFRS).

Exhibit 99.2 : Presentation of Christian Sewing, Chief Executive Officer, and James von Moltke, Chief Financial Officer, given at Deutsche Bank AG’s Analyst Conference Call on February 4, 2021 (EU IFRS).

Exhibit 99.3 : Presentation of Christian Sewing, Chief Executive Officer, James von Moltke, Chief Financial Officer, and others, given at Deutsche Bank AG’s Annual Media Conference on February 4, 2021 (EU IFRS).

Exhibit 99.4 : Financial Data Supplement 4Q 2020, providing details of the preliminary results (EU IFRS).

Exhibit 99.5 : Deutsche Bank AG’s Media Release, dated February 4, 2021, announcing its preliminary results for the quarter and year ended December 31, 2020 (IASB IFRS).

Exhibit 99.6 : Financial Data Supplement 4Q 2020, providing details of the preliminary results (IASB IFRS).

This Report on Form 6-K and Exhibits 99.5 and 99.6 hereto are hereby incorporated by reference into Registration Statement No. 333-226421 of Deutsche Bank AG. Exhibits 99.1 through 99.4 are not so incorporated by reference.

The results provided hereby are presented under International Financial Reporting Standards (IFRS) and are preliminary and unaudited. Such results do not represent a full set of financial statements in accordance with IAS 1 and IFRS 1. Therefore, they may be subject to adjustments based on the preparation of the full set of financial statements for 2020.

Forward-looking statements contain risks

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our 2019 Annual Report on Form 20-F, which was filed with the SEC on March 20, 2020, on pages 13 through 47 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

Use of Non-GAAP Financial Measures

This report and other documents we have published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in our financial statements. Examples of our non-GAAP financial measures, and the most directly comparable IFRS financial measures, are as follows:

Non-GAAP Financial Measure	Most Directly Comparable IFRS Financial Measure
Profit (loss) attributable to Deutsche Bank shareholders, Profit (loss) attributable to Deutsche Bank shareholders after AT1 coupon, Adjusted profit (loss) before tax	Profit (loss) before tax
Revenues excluding specific items	Net revenues

Adjusted costs, Adjusted costs excluding transformation charges, Adjusted costs excluding transformation charges and expenses eligible for reimbursement related to the transfer of Prime Finance to BNP Paribas

Noninterest expenses
Net assets (adjusted)	Total assets
Tangible shareholders’ equity, Average tangible shareholders’ equity, Tangible book value, Average tangible book value	Total shareholders’ equity (book value)
Post-tax return on average shareholders’ equity (based on Net income attributable to Deutsche Bank shareholders)	Post-tax return on average shareholders’ equity
Post-tax return on average tangible shareholders’ equity	Post-tax return on average shareholders’ equity
Tangible book value per basic share outstanding, Book value per basic share outstanding	Book value per share outstanding

For descriptions of non-GAAP financial measures and the adjustments made to the most directly comparable IFRS financial measures to obtain them, please refer to (i) pages 3, 7 through 13 and 17 through 30 of Exhibits 99.4 and 99.6 hereto, (ii) the section “Use of Non-GAAP Financial Measures” on page 6 of our 2019 Annual Report on Form 20-F, (iii) the section “Supplementary Information (Unaudited): Non-GAAP Financial Measures” on pages 431 through 439 of our 2019 Annual Report (which constitutes a part of our 2019 Annual Report on Form 20-F), and (iv) the sections “Risk Information” and “Non-GAAP financial measures” of Exhibit 99.1 of each of our Reports on Form 6-K dated October 28, July 29 and April 29, 2020.

When used with respect to future periods, our non-GAAP financial measures are also forward-looking statements. We cannot predict or quantify the levels of the most directly comparable financial measures under IFRS that would correspond to these measures for future periods. This is because neither the magnitude of such IFRS financial measures, nor the magnitude of the adjustments to be used to calculate the related non-GAAP financial measures from such IFRS financial measures, can be predicted. Such adjustments, if any, will relate to specific, currently unknown, events and in most cases can be positive or negative, so that it is not possible to predict whether, for a future period, the non-GAAP financial measure will be greater than or less than the related IFRS financial measure.

Regulatory fully loaded measures

Our regulatory assets, exposures, risk-weighted assets, capital and ratios thereof are calculated for regulatory purposes and set forth throughout this report under the regulation on prudential requirements for credit institutions and investment firms (“CRR”) and the Capital Requirements Directive (“CRD”), including recent amendments, which implement Basel 3. Unless otherwise noted, our CRR/CRD solvency measures set forth in this document are calculated under the CRR/CRD as currently applicable. We present in this report certain figures based on the CRR definition of own fund instruments applicable for Additional Tier 1 (AT1) capital and Tier 2 (T2) capital and figures based thereon, including Tier 1, Total Capital and the Leverage Ratio, on a “fully loaded” basis. We calculate such “fully loaded” figures excluding the transitional (or “phase-in”) arrangements for own fund instruments as provided in the currently applicable CRR/CRD. For CET 1 instruments we do not make use of transitional provisions. Measures calculated pursuant to our “fully loaded” methodology are non-GAAP financial measures.

We believe that these “fully loaded” calculations provide useful information to investors as they reflect our progress against the regulatory capital standards and as many of our competitors have been describing calculations on a “fully loaded” basis. As our competitors’ assumptions and estimates regarding “fully loaded” calculations may vary, however, our “fully loaded” measures may not be comparable with similarly labelled measures used by our competitors.

For descriptions of these fully loaded CRR/CRD measures and the differences from the most directly comparable measures under the CRR/CRD transitional rules, please refer to (i) pages 15, 16, 28, 29 and 30 of Exhibits 99.4 and 99.6 hereto, (ii) the section “Management Report: Risk Report: Risk and Capital Performance: Capital, Leverage Ratio, TLAC and MREL” on pages 97 through 111 of our Annual Report 2019, in particular the subsections thereof entitled “Development of Own Funds”, “Development of Risk-Weighted Assets” and “Leverage Ratio”, (iii) the section “Supplementary Information (Unaudited): Non-GAAP Financial Measures: Regulatory fully loaded measures” on page 439 of our Annual Report 2019, and (iv) the sections “Risk Information” and “Non-GAAP financial measures” of Exhibit 99.1 of each of our Reports on Form 6-K dated October 28, July 29 and April 29, 2020.

When used with respect to future periods, our fully loaded CRR/CRD measures are also forward-looking statements. We cannot predict or quantify the levels of the most directly comparable transitional CRR/CRD measures that would correspond to these fully loaded CRR/CRD measures for future periods. We manage our business with the aim of achieving targets based on fully loaded CRR/CRD measures. Accordingly, the relation between the fully loaded and transitional measures may be variable and will depend upon, among other things, management action taken in light of future business, economic and other conditions.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE BANK AKTIENGESELLSCHAFT

Date: February 4, 2021

By: /s/ Brigitte Bomm
Name: Brigitte Bomm
Title:Managing Director

By: /s/ Mathias Otto
Name: Mathias Otto
Title:Managing Director and Senior Counsel